UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

KENON HOLDINGS LTD.

(Name of Issuer)

Ordinary Shares, No Par Value

(Title of Class of Securities)

Y46717 107

(CUSIP Number)

Cyril Pierre-Jean Ducau

Ansonia Holdings B.V.

1 Temasek Avenue

#38-01, Millenia Tower

Singapore 039192

+65 (6433) 5292

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 9, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: Y46717 107

1.	Names of Reporting Persons: Ansonia Holdings B.V. I.R.S. Identification Nos. of above persons (entities only): 0000000
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 24,491,492
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 22,710,869
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,491,492
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Excludes shares beneficially owned by the executive officers and directors of the Reporting Person.
13.	Percent of Class Represented by Amount in Row (11) 45.9% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	For purposes of calculating beneficial ownership of the Reporting Person, the Reporting Person has used the total number of Ordinary Shares, no par value outstanding, which was reported as 53,383,015 by the Issuer in its Registration Statement on Form 20-F filed with the SEC on January 5, 2015 and as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Statement of

ANSONIA HOLDINGS B.V.

Pursuant to Section 13(d) of the

Securities Exchange Act of 1934

in respect of

KENON HOLDINGS LTD.

Item 1.	Security and Issuer

The class of equity securities to which this statement on Schedule 13D (this “Statement”) relates is the ordinary shares, no par value (the “Ordinary Shares”), of Kenon Holdings Ltd., a company organized under the laws of Singapore (the “Issuer” or “Kenon”). The principal executive offices of the Issuer are located at 1 Temasek Avenue #36-01, Millenia Tower, Singapore 039192.

Item 2.	Identity and Background

This Statement is being filed by Ansonia Holdings B.V. (the “Reporting Person”). The Reporting Person is filing this Statement to report its acquisition on January 9, 2015 (the “Acquisition Date”) of 22,710,869 Ordinary Shares of the Issuer. In addition, subject to the satisfaction of certain conditions as described below, the Reporting Person expects to acquire an additional 1,780,623 Ordinary Shares of the Issuer upon closing of its purchase transaction with XT Investments Ltd.

The Reporting Person is a private company with limited liability incorporated under the laws of the Netherlands (Besloten vennootschap met beperkte aansprakelijkheid). The principal business address of the Reporting Person is 1 Temasek Avenue #38-01, Millenia Tower, Singapore 039192. The Reporting Person is a holding company and its principal business, assets and liabilities consist of its ownership interest in the Issuer and its 80% indirect ownership of Millenium Investments Elad Ltd. (“Millenium”), which in turn owns approximately 46.9% of Israel Corporation Ltd., a corporation listed on the Tel Aviv Stock Exchange (the “TASE”).

Schedule 1 attached to this Statement and incorporated herein by reference, provides the requested information with respect to each executive officer and director, as applicable, of the Reporting Person and the persons enumerated in Instruction C of Schedule 13D: Jelany Corporation N.V., the 100% owner of the Reporting Person, and Court Investments Ltd., the 100% owner of Jelany Corporation N.V. (together, the “Schedule 1 Persons”).

During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On the Acquisition Date, Israel Corporation Ltd., Kenon’s former parent company, completed the distribution, by means of a dividend, of all of the Ordinary Shares of Kenon to Israel Corporation’s shareholders as of that date, including Millenium, Kirby Enterprises Inc. (“Kirby”), Mr. Idan Ofer and XT Investments Group Ltd. (“XT”) in a spin-off transaction (the “Spin-Off”). As a result of the Spin-Off, Kenon became a separate, publicly traded company.

On the Acquisition Date, Millenium transferred 20,235,298 of the Ordinary Shares it received as a result of the Spin-Off to the Reporting Person pursuant to a share purchase agreement with the Reporting Person dated the Acquisition Date (the “Millenium Share Purchase Agreement”). Pursuant to the Millenium Share Purchase Agreement, the Reporting Person paid a price of approximately 79 ILS (Israeli shekels) per Ordinary Share, which equals the average closing price per Ordinary Share on the TASE for the first three days that Kenon’s Ordinary Shares were traded on the TASE (the “Millenium Purchase Price”). The Millenium Purchase Price was paid by the Reporting Person through the off-set against dividends paid to the Reporting Person.

On the Acquisition Date, Kirby transferred all of the Ordinary Shares it received as a result of the Spin-Off (399,378) to the Reporting Person pursuant to a share purchase agreement with the Reporting Person dated the Acquisition Date (the “Kirby Share Purchase Agreement”). Pursuant to the Kirby Share Purchase Agreement, the Reporting Person paid a price of approximately 79 ILS (Israeli shekels) per Ordinary Share, which equals the average closing price per Ordinary Share on the TASE for the first three days that Kenon’s Ordinary Shares were traded on the TASE (the “Kirby Purchase Price”). The Kirby Purchase Price was paid by the Reporting Person to Kirby in the form of an interest-free obligation extended by Kirby to the Reporting Person.

On the Acquisition Date, Mr. Ofer transferred all of the Ordinary Shares he received as a result of the Spin-Off (2,076,193) to the Reporting Person pursuant to a share purchase agreement with the Reporting Person dated the Acquisition Date (the “Ofer Share Purchase Agreement”). Pursuant to the Ofer Share Purchase Agreement, the Reporting Person paid a price of approximately 79 ILS (Israeli shekels) per Ordinary Share, which equals the average closing price per Ordinary Share on the TASE for the first three days that Kenon’s Ordinary Shares were traded on the TASE (the “Ofer Purchase Price”). The Ofer Purchase Price was paid by the Reporting Person to Ofer in the form of an interest-free obligation extended by Ofer to the Reporting Person.

On the Acquisition Date, XT and the Reporting Person entered into a Share Purchase Agreement (the “XT Share Purchase Agreement”) pursuant to which XT agreed to transfer 1,780,623 Ordinary Shares to the Reporting Person. Pursuant to the XT Share Purchase Agreement, the Reporting Person agreed to pay a price of approximately 79 ILS (Israeli shekels) per Ordinary Share, which equals the average closing price per Ordinary Share on the TASE for the first three days that Kenon’s Ordinary Shares were traded on the TASE (the “XT Purchase Price”). The transfer of Ordinary Shares pursuant to the XT Share Purchase Agreement is subject to satisfaction of a condition precedent of obtaining any necessary consent from certain holders of debt obligations guaranteed by XT’s parent company, XT Holdings Ltd. Pending the receipt of such consent, the number of Ordinary Shares to be transferred by XT pursuant to the XT Share Purchase Agreement have been placed in escrow to be released to the Reporting Person upon satisfaction of the condition precedent. Pursuant to the XT Share Purchase Agreement, the Reporting Person shall receive a proxy to vote the Ordinary Shares subject to the XT Share Purchase Agreement while such shares are held in escrow.

Item 4.	Purpose of Transaction

The Reporting Person acquired the securities described in this Statement on the Acquisition Date pursuant to the transactions described above and currently intends to hold such shares for investment purposes. Cyril Pierre-Jean Ducau also serves as a director on the board of directors of the Issuer. In addition, the Reporting Person has beneficial ownership of 45.9% of Kenon’s Ordinary Shares. Accordingly, Ansonia will have the ability to control, or exert a significant influence over, the board of directors of the Issuer, and will continue to have significant influence over its affairs for the foreseeable future, including with respect to the election of directors, the consummation of significant corporate transactions, amendments of the Issuer’s articles of association, a merger or other sale of the Issuer or its assets, and all matters requiring shareholder approval.

Other than as set forth in this Statement, including in Item 6, the Reporting Person has no present plans or proposals that relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; provided that, as noted in the Issuer’s Registration Statement (as defined below), the Issuer may adopt plans or proposals that may relate to, or may result in, such sales or transfers;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated in items (a)-(i) above.

The Reporting Person intends to continuously review its investment in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases, private transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the second paragraph of this Item 4. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Item 5.	Interest in Securities of the Issuer

(a) The Reporting Person is the beneficial owner of 24,491,492 Ordinary Shares. The 24,491,492 Ordinary Shares constitute approximately 45.9% of the outstanding Ordinary Shares, based on 53,383,015 Ordinary Shares outstanding, as reported by the Issuer in its Registration Statement on Form 20-F filed with the SEC on January 5, 2015 (the “Registration Statement”) and as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

(b) The Reporting Person has the sole power to vote or to direct the voting of 24,491,492 Ordinary Shares beneficially owned by it and has the sole power to dispose or direct the disposition of 22,710,869 Ordinary Shares.

(c) Other than as disclosed in this Statement, no transactions were effected by the Reporting Person, or, to the knowledge of the Reporting Person, any Schedule 1 Person, with respect to the Ordinary Shares during the 60 days preceding the date hereof.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Share Purchase Agreements

On the Acquisition Date, Millenium and the Reporting Person entered into the Millenium Share Purchase Agreement pursuant to which Millenium transferred 20,235,298 of the Ordinary Shares it received as a result of the Spin-Off to the Reporting Person in consideration for the Millenium Purchase Price.

On the Acquisition Date, Kirby and the Reporting Person entered into the Kirby Share Purchase Agreement pursuant to which Kirby transferred all of the Ordinary Shares it received as a result of the Spin-Off (399,378) to the Reporting Person in consideration for the Kirby Purchase Price.

On the Acquisition Date, Mr. Ofer and the Reporting Person entered into the Ofer Share Purchase Agreement pursuant to which Mr. Ofer transferred all of the Ordinary Shares he received as a result of the Spin-Off (2,076,193) to the Reporting Person in consideration for the Ofer Purchase Price.

On the Acquisition Date, XT and the Reporting Person entered into the XT Share Purchase Agreement pursuant to which XT agreed to transfer 1,780,623 Ordinary Shares to the Reporting Person in consideration for the XT Purchase Price. The transfer of Ordinary Shares pursuant to the XT Share Purchase Agreement is subject to satisfaction of a condition precedent of obtaining any necessary consent from certain holders of debt obligations guaranteed by XT’s parent company, XT Holdings Ltd. Pending the receipt of such consent, the number of Ordinary Shares to be transferred by XT pursuant to the XT Share Purchase Agreement have been placed in escrow to be released to the Reporting Person upon satisfaction of the condition precedent. Pursuant to the XT Share Purchase Agreement, the Reporting Person shall receive a proxy to vote the Ordinary Shares subject to the XT Share Purchase Agreement while such shares are held in escrow.

Registration Rights Agreements

On the Acquisition Date, the Reporting Person entered into a Tripartite Transfer and Amendment Agreement between the Reporting Person, Millenium and Kenon pursuant to which the Reporting Person was assigned the rights and the obligations of Millenium under the registration rights agreement between Millenium and the Issuer (the “Registration Rights Agreement”) dated January 5, 2015. The Registration Rights Agreement relates to the Ordinary Shares the Reporting Person currently owns as well as any shares the Reporting Person may purchase in the future which cannot be freely sold without registration under U.S. securities laws (all such shares, the “Registrable Securities”). Under the Registration Rights agreement, the Reporting Person will have the right to cause the Issuer to register under the United States Securities Act of 1933 (the “Securities Act”) the offer and sale of the Registrable Securities subject to the terms and conditions contained in that agreement. Subject to the terms and conditions of the Registration Rights Agreement, these registration rights allow the Reporting Person or certain qualified assignees holding any Registrable Securities to require registration of such Registrable Securities and to include any such Registrable Securities in a registration by the Issuer of Ordinary Shares, including Ordinary Share offered by Issuer or by any other shareholder. In connection with any registration of Ordinary Shares held by the Reporting Person or certain qualified assignees, the Issuer has agreed to indemnify each shareholder participating in the registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or related prospectus. The Issuer will bear all costs and expenses incidental to any registration, excluding any underwriting discounts.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

1.	Share Purchase Agreement dated January 9, 2015 between Ansonia Holdings B.V. and Millenium Investments Elad Ltd.

2.	Share Purchase Agreement dated January 9, 2015 between Ansonia Holdings B.V. and Kirby Enterprises Inc.

3.	Share Purchase Agreement dated January 9, 2015 between Ansonia Holdings B.V. and Mr. Idan Ofer.

4.	Share Purchase Agreement dated January 9, 2015 between Ansonia Holdings B.V. and XT Investments Group Ltd.

Exhibit No.	Description

5.	Tripartite Transfer and Amendment Agreement dated January 9, 2015, between Ansonia Holdings B.V., Millenium Investments Elad Ltd. and Kenon Holdings Ltd.

6.	Promissory Note by Ansonia Holdings B.V. for the benefit of Kirby Enterprises Inc., dated January 9, 2015.

7.	Promissory Note by Ansonia Holdings B.V. for the benefit of Mr. Idan Ofer, dated January 9, 2015.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 16, 2015	ANSONIA HOLDINGS B.V.

	By:	/s/ Cyril Ducau
		Name:	Cyril Ducau
		Title:	Director

Schedule 1

DIRECTORS AND EXECUTIVE OFFICERS

OF

ANSONIA HOLDINGS B.V.

The name and present principal occupation of each director and executive officer of Ansonia Holdings B.V. (“Ansonia”) are set forth below.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)	Country of Citizenship
Cyril Pierre-Jean Ducau 1 Temasek Avenue #38-01, Millenia Tower, Singapore 039192	Business Executive	France

David Tou Sin Chen 1 Temasek Avenue #38-01, Millenia Tower, Singapore 039192	Business Executive	Singapore

Ka Tim Lai 1 Temasek Avenue #38-01, Millenia Tower, Singapore 039192	Business Executive	Singapore

DIRECTORS AND EXECUTIVE OFFICERS

OF

JELANY CORPORATION N.V.

The name and present principal occupation of each director and executive officer of Jelany Corporation N.V. (“Jelany”) are set forth below.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)	Country of Citizenship
Cyril Pierre-Jean Ducau 1 Temasek Avenue #38-01, Millenia Tower, Singapore 039192	Business Executive	France

David Tou Sin Chen 1 Temasek Avenue #38-01, Millenia Tower, Singapore 039192	Business Executive	Singapore

Ka Tim Lai 1 Temasek Avenue #38-01, Millenia Tower, Singapore 039192	Business Executive	Singapore

DIRECTORS AND EXECUTIVE OFFICERS

OF

COURT INVESTMENTS LTD.

The name and present principal occupation of each director and executive officer of Court Investments Ltd. (“Court”) are set forth below.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)	Country of Citizenship
John Frank Megginson Le Montaigne, 7 Avenue de Grande Bretagne, MC 98000, Monaco	Business Executive	United Kingdom

David Upton Tugman Le Montaigne, 7 Avenue de Grande Bretagne, MC 98000, Monaco	Business Executive	United Kingdom

Lorraine Davidson c/o Links International, 9 Bvd de Moulins, MC 98000, Monaco	Corporate Secretary	United Kingdom